

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 19, 2018

Angelo Morini
President
Anutra Corporation
248 Hatteras Avenue
Clermont, FL 34711

  Re: Anutra Corporation
    Form 8-K
    Filed May 7, 2018
    File No. 0-55740

Dear Mr. Morini:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ John Reynolds

       John Reynolds
       Assistant Director
       Office of Natural Resources

cc: Jarvis J. Lagman, Esq.
    Cassidy & Associates